                                                                     EXHIBIT D-3


                              STATE OF NEW JERSEY
                           BOARD OF PUBLIC UTILITIES

Joint Petition of Orange and Rockland Utilities, Inc.)
and Consolidated Edison, Inc., For Approval Of       ) BPU Docket No. EM98070433

The Agreement And Plan Of Merger And Transfer        )
Of Control                                           ) VERIFIED JOINT PETITION
_____________________________________________________)


                                 INTRODUCTION
                                 ------------

     1.   Pursuant to N.J.S.A. 48:2-51.1 and 48:3-10 and/or any other provisions
                      -------
of Title 48 deemed applicable by the Board of Public Utilities ("Board"), Orange and Rockland Utilities, Inc. ("Orange and Rockland") and Consolidated Edison, Inc. ("CEI") (collectively "Petitioners"), by their undersigned counsel, hereby petition the Board: for approval of the Agreement and Plan of Merger ("Merger Agreement") entered into by CEI, Orange and Rockland and C Acquisition Corp., a wholly-owned subsidiary of CEI (the "Merger Subsidiary"); for authority to take all necessary actions to transfer control of Orange and Rockland to CEI and to consummate a subsequent corporate reorganization; and for certain other relief as set forth below. Petitioners respectfully request that the Board act on this Petition on or before February 1, 1999. In support of this Petition, petitioners submit the following information:

     2. Orange and Rockland is the corporate parent of Rockland Electric Company ("RECO"), a public utility authorized by the Board to provide electric service within northern parts of Bergen and Passaic Counties and small areas in the northeastern and northwestern parts of Sussex County, New Jersey. RECO has offices at 82 East Allendale Road, Suite 8, Saddle River, New Jersey 07458. CEI is the corporate parent of Consolidated Edison Company of New York, Inc. ("Con Edison"), a public utility that provides service to customers in New York City and Westchester County, New York. Neither Orange and Rockland nor RECO are currently affiliated with either CEI or Con Edison.

     3. As described below, the proposed transfer of control will be accomplished through a transaction whereby the Merger Subsidiary will merge with and into Orange and Rockland (the "Merger") and Orange and Rockland will be the surviving corporation and will become a wholly-owned subsidiary of CEI. Following completion of the proposed transaction, RECO will continue to exist, will retain its present name and will remain an operating subsidiary of Orange and Rockland. RECO will continue to offer service under existing tariffs and service arrangements. Exhibit A compares the pre-and post-merger corporate structures of the entities involved in these transactions.

                                  THE PARTIES

Orange and Rockland
-------------------

     4. Orange and Rockland is a New York public utility, incorporated in New York State, with a principal business office at One Blue Hill Plaza, Pearl River, New York 10965. Orange and Rockland with its two wholly-owned utility subsidiaries, RECO, and Pike County Light & Power Company ("Pike"), a Pennsylvania public utility, jointly operate a single fully integrated electric production and transmission system ("System") serving parts of New Jersey, New York and Pennsylvania. Orange and Rockland supplies electric and gas service in all of Rockland County, most of Orange County and part of Sullivan County, New York. Pike supplies electric and gas service in parts of Pike County, Pennsylvania. Orange and Rockland is an exempt holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). The stock of Orange and Rockland is publicly held. Orange and Rockland is the sole shareholder of both RECO and Pike.

     5. Recent information concerning Orange and Rockland is provided in Exhibit B, Orange and Rockland's most recent Form 10-K Annual Report, which contains comprehensive information on Orange and Rockland's financial status, operations, management, and services.

CEI
---

     6. CEI is a corporation organized under the laws of the State of New York and is an exempt holding company under PUHCA. CEI's principal business office is at 4 Irving Place, New York, New York 10003. The stock of CEI is publicly held. CEI is the sole common shareholder of Con Edison. A corporation organized under the laws of the State of New York, Con Edison provides electric service in all of New York City (except part of Queens) and in most of Westchester County, New York. Con Edison also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester County, New York and steam service in part of Manhattan. Its electric, gas and steam retail rates are established by the New York Public Service Commission ("NYPSC"). Con Edison's principal business office is at 4 Irving Place, New York, New York 10003.

     7. Recent information concerning CEI is provided in Exhibit C, CEI's most recent Form 10-K Annual Report, which contains comprehensive information on CEI's financial status, operations, management and services.

Designated Contacts
-------------------

     8. The designated contacts for questions concerning this Joint Petition are:

               For Orange and Rockland:

     Vincent J. Sharkey, Jr., Esq.
     James C. Meyer, Esq.
     Riker, Danzig, Scherer, Hyland & Perretti
     Headquarters Plaza
     One Speedwell Avenue
     Morristown, New Jersey 07962-1981

     Phone:  973-538-0800
     Fax:    973-538-1984

     with a copy to:

     John L. Carley
     Senior Counsel

     Orange and Rockland Utilities, Inc.
     One Blue Hill Plaza
     Pearl River, New York 10965

     Phone:     914-577-2426
     Fax:       973-577-2959


     For CEI:

     John D. McMahon
     Deputy General Counsel
     Consolidated Edison Company
     of New York, Inc.
     4 Irving Place
     New York, New York 10003

     Phone:     212-460-6330
     Fax:       212-677-5850

                      REQUEST FOR APPROVAL OF THE MERGER

     9. Orange and Rockland and CEI respectfully request that the Board approve the Merger. Orange and Rockland, CEI and the Merger Subsidiary have executed the Merger Agreement, a copy of which is attached hereto as Exhibit D. In the Merger, the Merger Subsidiary, a newly formed New York subsidiary of CEI created specifically for the purpose of consummating the transaction, will merge with and into Orange and Rockland and Orange and Rockland will be the surviving corporation and will become a wholly-owned subsidiary of CEI.

     10. As set forth in Article II of the Merger Agreement, upon consummation of the Merger:

          (i) each issued and outstanding share of Orange and Rockland's common stock not owned by CEI, Orange and Rockland or an Orange and Rockland subsidiary will be canceled and converted into the right to receive cash in the amount of $58.50; and

          (ii) any shares of Orange and Rockland's common stock that are owned by Orange and Rockland as treasury stock or by CEI or by any Orange and Rockland subsidiary will be canceled and retired.

Prior to the consummation of the Merger, Orange and Rockland's Preferred Stock as well as Orange and Rockland's Preference Stock will have been redeemed.

     11. The Merger will result in a change in the ultimate owners of Orange and Rockland but will not change the manner in which RECO provides electric transmission and delivery service to its customers. The services currently being provided by RECO will continue to be offered pursuant to tariffs on file with the Board upon the consummation of the Merger.

     12. The respective Boards of Directors of CEI and Orange and Rockland have approved the Merger Agreement. The Merger Agreement requires the approval of the holders of two-thirds of the outstanding common stock in Orange and Rockland. Orange and Rockland will hold a meeting of its shareholders on August 20, 1998 to vote on the approval of the Merger Agreement. CEI's shareholders are not required to approve the Merger Agreement.

     13. Consummation of the Merger is contingent upon obtaining certain required regulatory approvals, including approvals from this Board, if applicable. In addition to this filing, filings have been, or will be, made with the Federal Energy Regulatory Commission ("FERC"), the Securities and Exchange Commission, the U.S. Department of Justice and Federal Trade Commission, the NYPSC, and the Pennsylvania Public Utility Commission. RECO will provide the Board with copies of all such filings. Moreover, pursuant to the New Jersey Industrial Site Recovery Act, RECO must obtain certain determinations from or execute certain agreements with the New Jersey Department of Environmental Protection for three service centers located in New Jersey.

     14. The target date for receiving all necessary regulatory approvals, fulfilling all other conditions of the Merger Agreement, and closing the Merger is March 31, 1999.

Delays beyond that time would likely increase the total transaction and transition costs while delaying the benefits of the Merger. RECO, therefore, requests that the Board expedite consideration of this Petition and render its determination sufficiently in advance of the closing date, i.e., by February 1, 1999. Consistent with the Board's usual practice with respect to petitions regarding changes in the ownership or control of New Jersey utilities or similar transactions,1 Petitioners ask that the Board retain this matter for direct review and approval.

     15. The primary purpose of the Merger is to create a regional company from two companies that share a common vision of the strategic path necessary to succeed in the increasingly competitive utility and energy services marketplace. As set forth below, the Merger will not have an adverse impact on the public interest factors set forth in N.J.S.A. 48: 2-51.1.
                              --------

     16. The Merger will not have an adverse effect on competition among suppliers of electric utility services. RECO owns no generating assets. Both RECO's corporate parent, Orange and Rockland, and Con Edison have committed to comprehensive generation divestiture programs and have established open access transmission tariffs consistent with the rules and requirements of the FERC. In fact, the Merger Agreement requires Orange and Rockland to use its best efforts to enter into a definitive agreement(s) to divest its generating assets pursuant to Orange and Rockland's NYPSC- approved divestiture plan.

     17. The Merger should foster RECO's ability to compete fairly with the other large New Jersey utility companies due to cost reductions through greater efficiencies and economies of scale and scope, a more diverse customer base, and a regional platform for growth. More specifically the Merger will provide the opportunity to achieve cost savings through greater operating efficiencies than would otherwise be possible. Scale has importance

_____________________
/1/ See, e.g., Joint Petition of AT&T Corp. and Teleport Communications Group,
    ----       ---------------------------------------------------------------
Inc. for Declaratory Ruling that the Board Lacks Jurisdiction Over the Agreement
--------------------------------------------------------------------------------
and Plan of Merger, or, in the Alternative, for Approval of the Agreement and
-----------------------------------------------------------------------------
Plan of Merger, BPU Docket No. TM98020050, Order (May 15, 1998).
---------------
in many areas, including utility operations, product development, advertising and corporate services. The Merger also will create a regional platform for marketing utility and non-utility services which will strengthen the ability of the combined company to offer additional services to customers, consistent with Board-approved standards of conduct.

     18. The technological innovations that have played a major role in facilitating competition, allowing new markets to form and expanding the types of transactions that utilities can accommodate, cannot be as effectively supported or encouraged on a small scale. The Merger will provide the resources to foster innovation and will add vitality and strength to the drive to competition and thereby increase operating efficiencies.

     19. RECO has committed itself firmly to the development of a competitive electric market in its service areas and to the implementation of full retail access by May 1999. The Merger will not diminish this commitment. As the Board moves forward with its Energy Master Plan process and the restructuring of the electric industry in New Jersey, RECO expects that it will be better able to contribute to the new competitive environment as a result of the Merger. The end result will be a benefit to electric competition in New Jersey, as changes come to the industry. At the same time, the existence of the other competitors in the region will ensure that the combined companies have no market power over electricity supplies in their traditional service territories.

     20. The Merger will not have a substantial impact on jobs located in New Jersey. RECO has no operating employees. As a wholly-owned subsidiary of Orange and Rockland, all the service requirements of RECO's customers, including transmission, distribution, new business, commercial, and general and administrative operations are furnished by Orange and Rockland. Orange and Rockland bills RECO for these services pursuant to the terms of the Joint Operating Agreement between them dated February 5, 1976./2/ RECO will maintain its Saddle River, New Jersey office. Orange and Rockland, itself, will continue to maintain a significant local workforce. While the Petitioners will seek to identify and eliminate redundant functions in their operations, the Merger Agreement provides for the honoring of all collective bargaining agreements and for fair and equitable workforce reductions based upon prior experience and skills and without regard to prior affiliation. The Petitioners recognize that a local workforce is necessary to maintain excellent service levels and to respond to the particular needs within each of the States that the operating utilities will serve.

     21. Indeed, the Merger will not adversely affect RECO's service to its customers in New Jersey in any manner. The companies are committed to maintaining RECO's existing high standards of reliability and customer service. Merger-related cost reductions will be obtained primarily through achieving economies of scale, such as elimination of duplicative departments and systems. As a result, the Merger will not have an adverse effect on the provision of safe, adequate and proper utility service at just and reasonable rates.

     22. The Merger should strengthen the ability of RECO to offer additional services to its customers by providing access to innovative technology and methods now employed by Con Edison. For example, potential appears to exist with respect to the phasing in of voice-response unit technology currently employed by Con Edison and in the growth of options afforded to customers in the use of the Internet to pay bills and carry out other customer transactions. There are other significant potential benefits in the application of Internet technology, particularly in the data-transmission area, in implementing retail access.

_______________________

/2/ After the consummation of the Merger, RECO will continue to be billed pursuant to the cost allocation methodologies set forth in the Joint Operating Agreement.

     23. The Merger also will enable RECO to draw on Con Edison's expertise to assure continued system reliability. Because of its size and service area characteristics, Con Edison has developed comprehensive systems to support reliability. These include managerial systems such as performance tracking and root-cause analysis, systematic operating procedure and specification development, remote substation and overhead system monitoring, outage management systems and power quality services. With the Merger, Orange and Rockland will have the ability to consider improvements and enhancements to its own similar systems.

     24. As a result of the Merger, RECO will be better positioned to maintain its strong commitment to the economic development and welfare of its service territory. This commitment will be enhanced by the improved ability of the combined entity to compete in the energy marketplace. In addition, RECO has a strong record of community involvement and charitable contributions which will be maintained after the Merger. The Merger Agreement provides for the continuation of charitable contributions in the RECO service area at levels comparable to those provided by RECO.

     25. Economic development has been and will continue as a core objective of RECO. The Energy Master Plan Proceeding is creating significant new incentives for increased economic activity in RECO's service area. The Merger will add to this not only through a measurable increase in the efficiency of the energy infrastructure in the RECO service area, but also by the favorable impact that the Merger will have in facilitating the transition to competition for customers served by RECO.

     26. The Merger Agreement provides that Con Edison and Orange and Rockland will remain separate operating utilities owned by CEI. RECO will remain as a wholly owned subsidiary of Orange and Rockland. As a consequence, the transaction will not impact the ability of RECO to continue to raise debt or preferred equity capital in the future. Moreover, additional equity capital, whether raised publicly at the CEI level or generated internally, will be invested in Con Edison and Orange and Rockland (including
RECO), as appropriate, to fund utility capital expenditures while maintaining a cost-effective capital structure at the utility level.

     27. On November 3, 1993, Orange and Rockland entered into a Joint Cooperation Agreement with the Office of the Rockland County District Attorney, pursuant to which Orange and Rockland agreed:

     to establish independent from Orange and Rockland the position of Inspector General, for a period of at least seven (7) years, which will be assigned the authority and resources necessary, including staff, to investigate and report on improper or unethical conduct by Orange and Rockland officers or employees.

Orange and Rockland has established such an Inspector General and the Petitioners agree that Orange and Rockland will maintain such Inspector General for the seven year term set forth in the Joint Cooperation Agreement.

     28. Petitioners voluntarily propose to make available for sharing with customers certain net savings above and beyond the savings proposed by RECO in its Stranded Cost Filing/3/ provided that the Board grants the remainder of the relief requested in this Joint Petition. Among other things, the Petitioners request that RECO's customers' share of such net savings be applied toward any minimum rate reduction target established by the Board in its electric restructuring proceedings./4/ The net savings from the Merger are driven by the operating efficiencies expected from the Merger. The forecast ten-year net synergy savings are set forth in Exhibit E. This exhibit indicates that the business combination of Orange and

___________________

/3/ In the Matter of Rockland Electric Company's Stranded Cost Filing, BPU
    ------------------------------------------------------------------
Docket No. E097070464, OAL Docket No. PUC 7310-97. RECO's Stranded Cost Filing was made in compliance with the Board's directives contained in Restructuring
                                                                -------------
the Electric Power Industry in New Jersey: Findings and Recommendations, BPU
------------------------------------------------------------------------
Docket No. EX94120585Y (April 30, 1997).

/4/ Although the rate benefits of the Merger should be applied toward the restructuring proceeding rate reduction targets, the merger application can be processed apart from the restructuring proceeding and is being filed in a separate docket in order to facilitate such separate processing.

Rockland and Con Edison is anticipated to result in cost savings of approximately $468 million, net of transaction costs and costs to achieve, over the first ten years following the closing on the transaction (assumed closing date of March 31, 1999). Petitioners propose a reasonable allocation of the synergy savings between consumers and investors in the combined company. Such sharing will apportion synergy savings equitably between customers and investors and recognize the investment required to bring about desirable and efficient combinations such as the Merger.

     29. Pursuant to the proposal set forth in Exhibit E, Orange and Rockland's net synergy savings over the 10-year period ending March 31, 2009 are approximately $121.9 million. RECO's customers' share (which reflects 50% of RECO's pro rata share of Orange and Rockland's net synergy savings) is $13.4 million. The allocation of these benefits is set forth in Exhibit E. RECO proposes to reduce its electric rates by $263,000 or 0.2% effective April 1, 1999 and by $871,000 or 0.6% (cumulative) effective April 1, 2001.

     30. RECO proposes to implement the rate reductions set forth in Exhibit E even if the achieved savings are less than projected. If, on the other hand, actually achieved savings are greater than projected, such savings will foster rate stability by delaying the need for future rate increases.

     31. For accounting purposes, the Merger is treated as an acquisition by CEI of Orange and Rockland. As such, the Merger will be recorded using the "purchase method" of accounting for business combinations in accordance with Accounting Principles Board Opinion No. 16. The purchase price will be compared to the book value of Orange and Rockland when the Merger is consummated with the difference reflected as "Goodwill" on the books and records of CEI.

     32. RECO will defer its pro rata share of direct transaction costs related to the Merger and will amortize these expenses against synergy savings to be realized from the combination before any benefits are passed on to ratepayers or shareholders. The direct transaction costs will be deferred in FERC account 182 "regulatory assets" and amortized against FERC account 930.2 "miscellaneous general expense" over a five year period. RECO will expense its pro rata share of indirect transaction and internal labor costs as incurred.

     33. RECO will be charged its pro rata share of the amortization of the "Goodwill" balance that will be charged to Orange and Rockland. Assuming the relief sought in this Petition is granted, RECO would amortize this cost "below the line". The amortization will be on a straight-line basis over a period not to exceed forty years.

     34. Separate financial statements, substantially the same as the current financial statements of Orange and Rockland and RECO, will continue to be issued. The assets of Orange and Rockland and RECO will continue to be recorded on their books and records at the same values as before the Merger.

     35. The Merger will not deprive the Board of its continuing jurisdiction over RECO. It will in no way diminish the Board's statutory authority over the rates, service and the financial condition of RECO's utility business.

     36. The following exhibits are attached to this Petition, incorporated herein and made a part hereof:

          a.   Exhibit A - Comparison of Pre- and Post-Merger Corporate
               Structures;

          b.   Exhibit B - Orange and Rockland's Form 10-K Annual Report;

          c.   Exhibit C - CEI's Form 10-K Annual Report;

          d.   Exhibit D - Agreement and Plan of Merger; and

          e.   Exhibit E - Forecast of Net Synergy Savings.

     37. The Merger Agreement provides that, prior to the closing date, the Merger Agreement may be terminated for a variety of different reasons. In the event that the

Merger Agreement is so terminated in accordance with its terms, each Petitioner respectfully reserves the right to withdraw this Petition, and further reserves the right to decide not to consummate the transactions described herein, to the extent either of them is permitted to do so pursuant to the Merger Agreement.

     38. In conclusion, Petitioners respectfully submit that the Merger will not have an adverse impact on competition in the electric industry, on either RECO's rates or the ability of the Board to regulate those rates, on RECO's obligations to its employees (since RECO has no operating employees), or on the provision of safe, adequate and proper service at just and reasonable rates. Accordingly, Petitioners respectfully request the approval of the Board under N.J.S.A. 48:2-51.1, 48:3-10 and any other provision of Title 48 deemed
--------
applicable by the Board.

                              REQUEST FOR RELIEF

     39. The allegations of paragraphs 1 to 38 are incorporated herein by reference as if set forth herein at length.

     40. Orange and Rockland and CEI respectfully request that the Board issue an Order: (1) finding that the Merger will not negatively impact competition, will not negatively impact the rates of RECO customers, will not impact the employees of RECO, and will not impact the provision of safe, adequate and proper services; (2) approving the Agreement and Plan of Merger attached hereto as Exhibit D; (3) permitting Orange and Rockland and CEI to take all actions necessary to consummate the proposed transfer of control and proposed subsequent corporate reorganization; (4) applying RECO's customers' share of any net savings from the Merger toward any minimum rate reduction percentage target established by the Board in its electric restructuring proceedings; (5) retaining this matter for final disposition before the Board; and (6) granting all other relief as may be necessary and appropriate to effectuate the Merger. Orange and Rockland and CEI respectfully request that the Board grant its approval on or before February 1, 1999.


                              Respectfully submitted,
                              ORANGE AND ROCKLAND UTILITIES, INC.

                           By __________________________________
                              Vincent J. Sharkey, Jr., Esq.

                              Riker, Danzig, Scherer, Hyland & Perretti
                              Headquarters Plaza
                              One Speedwell Avenue
                              Morristown, New Jersey 07962-1981


                              John L. Carley, Esq.
                              Senior Counsel
                              Orange and Rockland Utilities, Inc.
                              One Blue Hill Plaza
                              Pearl River, New York 10965

                              Attorneys for Orange and Rockland Utilities, Inc.


                              John D. McMahon, Esq.
                              Deputy General Counsel
                              Consolidated Edison Company of New York, Inc. 4 Irving Place
                              New York, New York 10003

                              Attorney for Consolidated Edison, Inc.

Dated:  July 2, 1998

VERIFICATION


STATE OF NEW YORK   )
                    )  ss.:
COUNTY OF NEW YORK  )

     JOAN S. FREILICH, being duly sworn, according to law, upon her oath deposes and says:

     1. I am Executive Vice President and Chief Financial Officer of Consolidated Edison, Inc., petitioner in the within matter, and in that capacity I make the within Verification.

     2. I have read the attached Petition, and the same is true to the best of my knowledge, information and belief.

                                          _________________________________
                                                   Joan S. Freilich

Sworn to and subscribed
before me this _____ day
of July, 1998.

__________________________
        Notary Public

VERIFICATION

STATE OF NEW YORK   )
                    )  ss.:
COUNTY OF ROCKLAND  )

     R. LEE HANEY, being duly sworn, according to law, upon his oath deposes and says:

     1. I am Senior Vice President and Chief Financial Officer of Orange and Rockland Utilities, Inc., petitioner in the within matter, and in that capacity I make the within Verification.

     2. I have read the attached Petition, and the same is true to the best of my knowledge, information and belief.

                                           _________________________________
                                                       R. Lee Haney

Sworn to and subscribed
before me this _____ day
of June, 1998

__________________________
      Notary Public

                                   EXHIBIT A

                                                                       EXHIBIT A
                                                                       ---------

                     [ORGANIZATIONAL CHART APPEARS HERE]

                      [ORGANIZATIONAL CHART APPEARS HERE]

                                   EXHIBIT E

                                                                       EXHIBIT E
                                                                          PAGE 1
               QUANTIFICATION AND ALLOCATION OF SYNERGY SAVINGS
                            (THOUSANDS OF DOLLARS)

                                                                                TWELVE MONTHS ENDED
                                                 ------------------------------------------------------------------------------
                                                 3/31/00*   3/31/01   3/31/02   3/31/03   3/31/04   3/31/05   3/31/06   3/31/07
                                                 -------    -------   -------   -------   -------   -------   -------   -------
CONSOLIDATED NET SYNERGY SAVINGS

NET SYNERGY SAVINGS
BEFORE COSTS TO ACHIEVE                           20,448    41,549    47,924    50,137    52,439    54,786    57,210    59,728

5-YEAR AMORTIZATION OF
COSTS TO ACHIEVE                                  (6,609)   (8,812)   (8,812)   (8,812)   (8,812)   (2,203)        -         -
                                                 ------------------------------------------------------------------------------
NET SYNERGY SAVINGS
AFTER COSTS TO ACHIEVE                            13,837    32,737    39,112    41,325    43,627    52,583    57,210    59,728
                                                 ==============================================================================

ORANGE AND ROCKLAND NET SYNERGY SAVINGS

NET SYNERGY SAVINGS
BEFORE COSTS TO ACHIEVE                            1,976     9,714    11,864    13,026    14,245    15,476    16,752    18,087

5-YEAR AMORTIZATION OF
COSTS TO ACHIEVE                                  (2,859)   (3,945)   (3,945)   (3,945)   (3,945)     (966)        -         -
                                                 ------------------------------------------------------------------------------
NET SYNERGY SAVINGS
AFTER COSTS TO ACHIEVE                              (983)    5,769     7,919     9,081    10,300    14,490    16,752    18,087
                                                 ==============================================================================

ROCKLAND ELECTRIC ALLOCATION (22%)                  (216)    1,269     1,742     1,998     2,266     3,188     3,685     3,979
                                                 ==============================================================================

CUSTOMER BENEFIT (50%)                               263       263       671       999     1,133     1,594     1,843     1,990
                                                 ==============================================================================

SHAREHOLDER BENEFIT (50%)                            263       263       671       999     1,133     1,594     1,843     1,990
                                                 ==============================================================================

                                                         TWELVE MONTHS ENDED
                                                  ---------------------------------
                                                  3/31/08   3/31/09        TOTAL
                                                  -------   -------        -----
CONSOLIDATED NET SYNERGY SAVINGS

NET SYNERGY SAVINGS
BEFORE COSTS TO ACHIEVE                           62,347    65,069         511,635

5-YEAR AMORTIZATION OF
COSTS TO ACHIEVE                                       -         -         (44,060)
                                                  --------------------------------
NET SYNERGY SAVINGS
AFTER COSTS TO ACHIEVE                            62,347    65,069         467,575
                                                  ================================
ORANGE AND ROCKLAND NET SYNERGY SAVINGS

NET SYNERGY SAVINGS
BEFORE COSTS TO ACHIEVE                           19,405    20,955         141,560

5-YEAR AMORTIZATION OF
COSTS TO ACHIEVE                                       -         -         (19,725)
                                                  --------------------------------
NET SYNERGY SAVINGS
AFTER COSTS TO ACHIEVE                            19,485    20,955         121,855
                                                  ================================

ROCKLAND ELECTRIC ALLOCATION (22%)                 4,267     4,610          26,008
                                                  ================================

CUSTOMER BENEFIT (50%)                             2,144     2,305          13,405
                                                  ================================

SHAREHOLDER BENEFIT (50%)                          2,144     2,305          13,405
                                                  ================================

* Synergies begin July 1, 1999 and the twelve months ended March 31, 2000 includes 9 months of savings.

                                                                       EXHIBIT E


                      BENEFIT DISPOSITION AND METHODOLOGY
                      -----------------------------------


     I.   FRAMEWORK:
          ---------

          i. Amortize actual costs to achieve and transaction costs over five-year period ending June 2004.

          ii. Allocate to customers one-half estimated synergies, net of transaction costs and costs to achieve, through March 31, 2002. Disposition thereof is per this appendix.

          iii. For post March 2002 period, apply merger savings retention procedure (below, sec. III) as part of next general rate case for electric service.

     II.  APPLICATION TO ROCKLAND ELECTRIC COMPANY ("RECO")
          -------------------------------------------------

               RECO will reduce its electric rates by the following cumulative amounts:

                    12 months ending March 31, 2000:        $263,000
                    12 months ending March 31, 2001:        $263,000
                    12 months ending March 31, 2002:        $871,000


               The following amounts will be amortized ratably to expense (subject to reconciliation)

                    12 months ending March 31, 2000:        $651,000
                    12 months ending March 31, 2001:        $868,000
                    12 months ending March 31, 2002:        $868,000


          Post March 31, 2002
          -------------------

               Subject to the merger savings retention procedures prescribed below (sec. III), RECO's customers will realize merger savings under the revenue requirements set forth in RECO's next general rate case (assumed date 3/31/02).


     III. MERGER SAVINGS RETENTION PROCEDURE
          ----------------------------------

               The 50% shareholder retention for the twelve months ended March 31, 2003 through March 31, 2009 will be based on actual achieved synergy savings. RECO's cost of service will reflect the full realized synergy savings, offset by an entry to reflect the one-half sharing with the shareholder calculated in the manner herein set forth. The calculation compares the actual (reduced by synergy savings) cost of the affected areas to a target (i.e., projection of costs in the absence of the Merger), crediting 50% of the difference to the shareholder up

                                                                       EXHIBIT E

          to a maximum annual amount. The target will be the actual 1998 costs of the affected areas shown on the attached, escalated by the CPI and reduced for non-synergy productivity of 2% annually. The shareholder benefit will be contingent on actual costs being below targeted levels, ensuring the customer benefit. The maximum annual shareholder benefit will be 150% of the estimated savings for customers set forth in the first page of this Exhibit. Under this methodology, the investor share can exceed estimated investor benefit only when customers' benefits are also in excess of the estimate.

          The calculation of the shareholder benefit will be done on a total company basis and allocated proportionately among the jurisdictions and services. Disposition of savings after March 31, 2009 will be determined at that time.

                                       3

                                                                       EXHIBIT E


                    CENTRAL FUNCTIONS AFFECTED BY SYNERGIES

                         Accounting (including public accountants)
                         Tax
                         Treasurer/Shareholders Services
                         Rate Engineering/Compliance

                         Auditing

                         Business Development

                         Office of CEO

                         Public Affairs

                         Employee Relations
                         Environmental, Health & Safety
                         Purchasing
                         Information Resources
                         R&D (including EPRI & GRI dues)

                         Legal

                         Corporate and Fiscal Expenses

                         Association & Dues

               NOTE:

               The target for the cost centers shown above for RECO will be its pro-rata share of the actual costs recorded for the year 1998, adjusted to reflect generation divestiture and normalized for major organizational changes or extraordinary expenses or credits that may occur. The resulting target will be increased by the annual CPI and reduced by non-synergy productivity of 2% annually.

                                       4